Exhibit 99.2

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

—	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

—

Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

—

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. This includes shares sold by a Group employee trust, where Barclays Bank PLC retains the risks and rewards of ownership. Barclays PLC deducts treasury shares from shareholders equity.

Barclays Bank PLC – 2011 Results	1

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement

Continuing Operations	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Net interest income	12,196	12,518
Net fee and commission income	8,622	8,871
Net trading income	7,738	8,080
Net investment income	2,322	1,490
Net premiums from insurance contracts	1,076	1,137
Other income	1,169	118
Total income	33,123	32,214

Net claims and benefits incurred on insurance contracts	(741)	(764)
Total income net of insurance claims	32,382	31,450
Credit impairment charges and other provisions	(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.	(1,800)	-
Net operating income	26,780	25,778

Staff costs	(11,407)	(11,916)
Administration and general expenses	(6,351)	(6,581)
Depreciation of property, plant and equipment	(673)	(790)
Amortisation of intangible assets	(419)	(437)
Operating expenses excluding provision for PPI redress, goodwill impairment and bank levy	(18,850)	(19,724)
Provision for PPI redress	(1,000)	-
Goodwill impairment	(597)	(243)
Bank Levy	(325)	-
Operating expenses	(20,772)	(19,967)

Share of post-tax results of associates and joint ventures	60	58
(Loss)/Profit on disposal of subsidiaries, associates and joint ventures	(94)	81
Gains on acquisitions	-	129
Profit before tax	5,974	6,079
Tax	(1,928)	(1,516)
Profit after tax	4,046	4,563

Attributable to:
Equity holders of the parent	3,616	4,172
Non-controlling interest	430	391
Profit after tax	4,046	4,563

Barclays Bank PLC – 2011 Results	2

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Profit after tax	4,046	4,563

Other Comprehensive Income
Continuing operations
Currency translation differences	(1,607)	1,177
Available for sale financial assets	1,212	(1,255)
Cash flow hedges	1,263	(44)
Other	(74)	59
Other comprehensive income for the year, net of tax, from continuing operations	794	(63)
Total comprehensive income for the year	4,840	4,500

Attributable to:
Equity holders of the parent	5,041	3,609
Non-controlling interests	(201)	891
Total comprehensive income for the year	4,840	4,500

Barclays Bank PLC – 2011 Results	3

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet

Assets	As at 31.12.11 £m	As at 31.12.10 £m
Cash and balances at central banks	106,894	97,630
Items in the course of collection from other banks	1,812	1,384
Trading portfolio assets	152,183	168,930
Financial assets designated at fair value	36,949	41,485
Derivative financial instruments	538,964	420,319
Loans and advances to banks	46,792	37,799
Loans and advances to customers	431,934	427,942
Reverse repurchase agreements and other similar secured lending	153,665	205,772
Available for sale financial investments	69,023	65,440
Current and deferred tax assets	3,384	2,713
Prepayments, accrued income and other assets	4,560	5,269
Investments in associates and joint ventures	427	518
Goodwill and intangible assets	7,846	8,697
Property, plant and equipment	7,166	6,140
Retirement benefit assets	1,803	-
Total assets	1,563,402	1,490,038

Liabilities
Deposits from banks	91,116	77,975
Items in the course of collection due to other banks	969	1,321
Customer accounts	366,045	345,802
Repurchase agreements and other similar secured borrowing	207,292	225,534
Trading portfolio liabilities	45,887	72,693
Financial liabilities designated at fair value	87,997	97,729
Derivative financial instruments	527,798	405,516
Debt securities in issue	129,736	156,623
Accruals, deferred income and other liabilities	12,580	13,233
Current and deferred tax liabilities	2,092	1,160
Subordinated liabilities	24,870	28,499
Provisions	1,529	947
Retirement benefit liabilities	321	365
Total liabilities	1,498,232	1,427,397

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests	62,078	59,174
Non-controlling interests	3,092	3,467
Total shareholders’ equity	65,170	62,641

Total liabilities and shareholders’ equity	1,563,402	1,490,038

Barclays Bank PLC – 2011 Results	4

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

Year Ended 31.12.11	Called up Share Capital and Share Premium[1] £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests[1] £m	Total Equity £m
Balance at 1 January 2011	14,494	3,230	41,450	59,174	3,467	62,641
Profit after tax	-	-	3,616	3,616	430	4,046
Other comprehensive income net of tax:
Currency translation movements	-	(1,009)	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,218	-	1,218	(6)	1,212
Cash flow hedges	-	1,290	-	1,290	(27)	1,263
Other	-	18	(92)	(74)	-	(74)
Total comprehensive income for the year	-	1,517	3,524	5,041	(201)	4,840
Equity settled share schemes	-	-	838	838	-	838
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(499)	(499)	-	(499)

Dividends paid[1]	-	-	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders equity	-	-	(539)	(539)	-	(539)
Redemption of Reserve Capital Instruments	-	(1,415)	-	(1,415)	-	(1,415)
Other reserve movements	-	(24)	145	121	14	135
Balance at 31 December 2011	14,494	3,308	44,276	62,078	3,092	65,170

Year Ended 31.12.10
Balance at 1 January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Profit after tax	-	-	4,172	4,172	391	4,563
Other comprehensive income net of tax:
Currency translation movements	-	742	-	742	435	1,177
Available for sale investments	-	(1,264)	-	(1,264)	9	(1,255)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	45	14	59	-	59
Total comprehensive income for the year	-	(577)	4,186	3,609	891	4,500
Equity settled share schemes	-	-	830	830	-	830

Vesting of Barclays PLC shares under share-based payment schemes	-	-	(718)	(718)	-	(718)

Dividends paid	-	-	(235)	(235)	(158)	(393)

Dividends on preference shares and other shareholders’ equity	-	-	(645)	(645)	-	(645)

Capital injection from Barclays PLC	-	-	1,214	1,214	-	1,214
Redemption of Reserve Capital Instruments	-	(487)	-	(487)	-	(487)
Other reserve movements	-	(48)	(271)	(319)	(40)	(359)
Balance at 31 December 2010	14,494	3,230	41,450	59,174	3,467	62,641

1	Details of share capital, dividends on ordinary shares and non-controlling interests are shown on page 7.

Barclays Bank PLC – 2011 Results	5

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement

Continuing Operations	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Profit before tax	5,974	6,079
Adjustment for non-cash items	7,280	(11)
Changes in operating assets and liabilities	17,300	13,084
Corporate income tax paid	(1,686)	(1,430)
Net cash from operating activities	28,868	17,722
Net cash from investing activities	(1,912)	(5,627)
Net cash from financing activities	(5,750)	1,123
Effect of exchange rates on cash and cash equivalents	(2,933)	3,842
Net increase in cash and cash equivalents	18,273	17,060
Cash and cash equivalents at beginning of the period	131,400	114,340
Cash and cash equivalents at end of the period	149,673	131,400

Barclays Bank PLC – 2011 Results	6

Notes

1. Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Absa Group Limited	401	362	2,861	3,208
Other non-controlling interests	29	29	231	259
Total	430	391	3,092	3,467

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,861m (2010: £3,208m) is principally due to £583m depreciation of African currencies against Sterling and £162m of dividends paid, offset by retained profits of £401m

2. Dividends on Ordinary Shares

Dividends paid during the year	Year Ended 31.12.11 £m	Year Ended 31.12.10 £m
Final dividend paid during year	288	-
Interim dividends paid during year	355	235
Total	643	235

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3. Share Capital

Ordinary Shares

At 31 December 2011 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each (2010: 2,342 million).

Preference Shares

At 31 December 2011 the issued preference share capital of Barclays Bank PLC comprised; 1,000 Sterling Preference Shares of £1 each (2010: 1,000); 240,000 Euro Preference Shares of €100 each (2010: 240,000); 75,000 Sterling Preference Shares of £100 each (2010: 75,000); 100,000 US Dollar Preference Shares of US$ 100 each (2010: 100,000); and 237 million US Dollar Preference Shares of US$0.25 each (2010: 237 million).

Barclays Bank PLC – 2011 Results	7